EX-FILING FEES

Calculation of Filing Fee Tables

SC TO-I/A

(Form Type)

Carlyle AlpInvest Private Markets Fund

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to Be Paid	-	$0.00015310	-
Fees Previously Paid	$59,377,069.38(1)		$9,090.63
Total Transaction Valuation	$59,377,069.38
Total Fees Due for Filing			$9,090.63
Total Fees Previously Paid			$9,090.63
Total Fee Offsets			-
Net Fee Due			$0

(1)	Calculated as the aggregate maximum value of Shares being purchased. The fee of $6,111.58 was paid in connection with the filing of the Schedule TO-I by Carlyle AlpInvest Private Markets Fund (the “Fund”) (File No. 005-94305) on January 30, 2025 (the “Schedule TO”). The remaining fee of $2,979.05 was paid in connection with the filing of the Schedule TO-I/A by the Fund on May 7, 2025. This is the final amendment to the Schedule TO and is being filed to report the results of the offer.